   As filed with the Securities and Exchange Commission on February 24, 1995

                                                    Registration No.  __________
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                    FORM S-8

                             REGISTRATION STATEMENT
                                     Under
                           THE SECURITIES ACT OF 1933

                              --------------------

                            COOPER INDUSTRIES, INC.
             (Exact Name of Registrant as Specified in Its Charter)

            Ohio                                             31-4156620
 (State or Other Jurisdiction of                        (I.R.S. Employer
 Incorporation or Organization)                        Identification No.)

     1001 Fannin, Suite 4000                                    77002
            Houston, Texas                                    (Zip Code)
(Address of Principal Executive Offices)

                            COOPER INDUSTRIES, INC.
                             1986 STOCK OPTION PLAN
                            (Full title of the Plan)

                              --------------------

                              Diane K. Schumacher
                         Vice President, Administration
                            and Corporate Secretary
                            1001 Fannin, Suite 4000
                              Houston, Texas 77002
                    (Name and Address of Agent for Service)
                                 [713] 739-5400
          (Telephone Number Including Area Code, of Agent for Service)

                              --------------------

                        CALCULATION OF REGISTRATION FEE


=================================================================================================
                                                      Proposed         Proposed
                                                      Maximum          Maximum
                                       Amount         Offering         Aggregate      Amount of
Title of Securities                    to be          Price Per        Offering      Registration
                                   Registered(1)        Share            Price           Fee
- -------------------------------------------------------------------------------------------------
Common Stock, $5.00                 600,000 Shs       $39.13(2)      $23,478,000        $8,096
   Par Value

=================================================================================================

(1) Includes an undeterminable number of additional shares which may become issuable pursuant to antidilution provisions of the Plan.

(2) Average of high and low prices of such stock on the New York Stock Exchange on February 17, 1995.

================================================================================

                            COOPER INDUSTRIES, INC.

                            COOPER INDUSTRIES, INC.
                             1986 STOCK OPTION PLAN

                             Cross Reference Sheet
                            Pursuant to Rule 404(a)



Form S-8 Item and Heading                  Caption in Registration Statement
- -------------------------                  ---------------------------------
Facing Page

Part I - Information Required in the       Not Applicable
      Section 10(a) Prospectus

1.    Plan Information                     Not Applicable

2.    Registration Information and         Not Applicable
      Employee Plan Annual Return

Part II - Information Required in
      the Registration Statement

3.    Incorporation of Documents by        Incorporation of Documents by
      Reference                            Reference

4.    Description of Securities            Description of Securities

5.    Interests of Named Experts and       Interests of Named Experts and
      Counsel                              Counsel

6.    Indemnification of Directors         Indemnification of Directors and
      and Officers                         Officers

7.    Exemption From Registration          Exemption From Registration
      Claimed                              Claimed

8.    Exhibits                             Exhibits

9.    Undertakings                         Undertakings

                                    PART II
                          INFORMATION REQUIRED IN THE
                             REGISTRATION STATEMENT


Item 3.  Incorporation of Documents by Reference.

         The following documents, which have been filed with the Securities and Exchange Commission by Cooper Industries, Inc. ("Cooper" or "Company"), are incorporated herein by reference and made a part hereof: (a) Annual Report on Form 10-K for the year ended December 31, 1993; (b) Quarterly Report on Form 10-Q for the quarter ended March 31, 1994; (c) Quarterly Report on Form 10-Q for the quarter ended June 30, 1994; (d) Quarterly Report on Form 10-Q for the quarter ended September 30, 1994; (e) Current Report on Form 8-K filed January 27, 1994; (f) Current Report on Form 8-K filed September 19, 1994; and (g) Current Report on Form 8-K filed November 23, 1994.

         All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934 subsequent to the date hereof and prior to the filing of a post-effective amendment that indicates that securities offered hereunder have been sold or that deregisters all securities registered hereunder that remain unsold, shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents.

Item 4.  Description of Securities.

         The authorized capital stock of Cooper consists of (i) 250,000,000 shares of common stock par value $5.00 per share ("Cooper Common Stock"), of which 116,939,115 shares were outstanding on January 31, 1995, (ii) 1,340,750 shares of preferred stock with no par value, issuable in a series ("No Par Preferred Stock"), of which 800,000 shares have been designated Series A Participating Preferred Stock, of which no shares are outstanding, (iii) 2,821,079 shares of preferred stock par value $1.00 per share, issuable in a series ("$1.00 Preferred Stock"), of which no shares are outstanding; (iv) 10,000,000 shares of preferred stock par value $2.00 per share ("$2.00 Preferred Stock"), of which no shares are outstanding. The No Par Preferred Stock, the $1.00 Preferred Stock and the $2.00 Preferred Stock are hereinafter referred to as "Cooper Preferred Stock". Terms of each series of Cooper Preferred Stock may be fixed by the Board of Directors of Cooper within certain limits set by its Articles of Incorporation.

COOPER COMMON STOCK

         Each share of Cooper Common Stock is entitled to one vote. Subject to rights of holders of outstanding Cooper Preferred Stock, if any, the holders of Cooper Common Stock are entitled to such dividends as the Board of Directors may declare out of funds legally available therefor. Upon liquidation, each share of Cooper Common Stock would be entitled to an equal share of all of the assets after payment of creditors and the payment of Cooper Preferred Stock and cumulative unpaid dividends thereon. There are no preemptive rights or redemption rights or redemption, conversion or sinking fund privileges with respect to the Cooper Common Stock. Holders of Cooper Common Stock are not entitled to cumulative voting in the election of directors. All outstanding shares are, and the shares of Cooper Common Stock to be issued upon conversion of the Company's 7.05% Convertible Subordinated Debentures due 2015 (the "Debentures") will be, fully paid and nonassessable with no personal liability attached to the ownership thereof. The Company's Amended Code of Regulations provides that directors are to be divided into three classes, each class to consist of three or more directors, elected for terms of three years.

COOPER SHARE PURCHASE RIGHTS PLAN

         On February 17, 1987, the Board of Directors of Cooper declared a dividend distribution of one Right for each outstanding share of Cooper Common Stock to shareholders of record at the close of business on February 27, 1987. Rights also have been issued with respect to all shares of Cooper Common Stock issued after February 27, 1987. Each Right entitles the registered holder to purchase from Cooper a unit consisting of one two-hundredth of a share (a "Unit") of Series A Participating Preferred Stock (the "Participating Preferred Stock"), no par value, at $87.50 per Unit (adjusted for the two-for-one Cooper Common Stock split effective March 20, 1989), subject to further adjustment (the "Purchase Price"). The Purchase Price may be paid, at the option of the holder, in cash or shares of Cooper Common Stock having a value at the time of exercise equal to the Purchase Price. The description and terms of the Rights are set forth in the Rights Agreement between Cooper and First Chicago Trust Company of New York, as Rights Agent.

         The Rights are attached to all Cooper Common Stock certificates representing shares that are outstanding and no separate Rights Certificates have been distributed. The Rights will separate from the Cooper Common Stock and a Distribution Date will occur upon the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of Cooper Common Stock (the "Stock Acquisition Date"), or (ii) 10 business days following the commencement of a tender or exchange offer that would result in a person or group beneficially owning 30% or more of such outstanding shares of Cooper Common Stock. The Board of Directors of Cooper has the right to postpone the Distribution Date. Until the Distribution Date, (i) the Rights will be evidenced by the Cooper Common Stock certificates, (ii) Cooper Common Stock certificates issued after February 27, 1987 contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Cooper Common Stock outstanding also will constitute the transfer of the Rights associated with the Cooper Common Stock represented by such certificate. Cooper will not be obligated to issue or attach Rights to shares of Cooper Common Stock issued after a Distribution Date (upon conversion of the Debentures or otherwise).

         The Rights are not exercisable until the Distribution Date and expire at the close of business on February 27, 1997, unless earlier redeemed by Cooper as described below.

         As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Cooper Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, only shares of Cooper Common Stock issued prior to the Distribution Date will be issued with Rights.

         In the event that, at any time following the Distribution Date (i) Cooper is the surviving corporation in a merger with an Acquiring Person and the Cooper Common Stock is not changed or exchanged, (ii) a person becomes the beneficial owner of more than 30% of the then outstanding shares of Cooper Common Stock (except pursuant to an offer for all outstanding shares of Cooper Common Stock that Cooper's independent directors determine to be fair to and otherwise in the best interests of Cooper and its shareholders), (iii) an Acquiring Person engages in one or more "self-dealing" transactions as set forth in the Rights Agreement, or (iv) during such time as there is an Acquiring Person, an event occurs that results in such Acquiring Person's ownership interest being increased by more than 1% (e.g., a reverse stock split), each holder of a Right will thereafter have the right to receive, in lieu of a number of one two-hundredths of a share of Participating Preferred Stock, upon exercise, Cooper Common Stock (or, in certain circumstances, cash, property or other securities of Cooper) having a value equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of any events set forth above until such time as the Rights are no longer redeemable by Cooper as set forth below.

         In the event that, at any time following the Stock Acquisition Date,
(i) Cooper is acquired in a merger or other business combination transaction in which Cooper is not the surviving corporation (other than a merger described in the preceding paragraph or a merger that follows an offer described in the preceding paragraph), or (ii) 50% or more of Cooper's assets or earning power is sold or transferred, each holder of a Right (except Rights that previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The events set forth in this paragraph and in the preceding paragraph are referred to as the "Triggering Events".

         The Purchase Price payable, and the number of Units of Participating Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Participating Preferred Stock, (ii) if holders of the Participating Preferred Stock are granted certain rights or warrants to subscribe for Participating Preferred Stock, or (iii) upon the distribution to holders of the Participating Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above). With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional Units will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Participating Preferred Stock on the last trading date prior to the date of exercise.

         At any time until 10 days following the Stock Acquisition Date, Cooper may redeem the Rights in whole, but not in part, at a price of $.005 per Right (adjusted for the two-for-one Cooper Common Stock split effective March 20,
1989). After the redemption period has expired, Cooper's right of redemption may be reinstated if an Acquiring Person reduces his beneficial ownership to 10% or less of the outstanding shares of Cooper Common Stock in a transaction or series of transactions not involving Cooper. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.005 redemption price.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of Cooper, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights was not a taxable event to shareholders or to Cooper, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable or are exercised for Cooper Common Stock (or other consideration) of Cooper or for common stock of the acquiring company as set forth below.

         Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the Board of Directors of Cooper prior to the Distribution Date, including provisions regarding redemption of the Rights. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to make changes which do not adversely affect the interest of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

         The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire Cooper without conditioning the offer on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Board of Directors of Cooper since the Board of Directors may, at its option, at any time prior to the close of business on the earlier of (i) the tenth day following the Stock Acquisition Date or (ii) February 27, 1997 redeem all but not less than all the then outstanding Rights at the redemption price.

         The form of Rights Agreement specifying the terms of the Rights is attached hereto as Exhibits 99.1, 99.2 and 99.3 and is incorporated herein by reference. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to such agreement.

SPECIAL VOTE REQUIRED FOR CERTAIN BUSINESS COMBINATIONS

         The Company's Articles of Incorporation contain a fair price provision that requires a higher percentage of shareholders' vote to approve any Business Combination (as defined in the Articles of Incorporation) than would otherwise be required. Pursuant to the fair price provision, any Business Combination involving a Related Person (defined in the Articles of Incorporation generally to mean the holders of 20% or more of the Cooper Common Stock outstanding) must be approved by the holders of at least 80% of the voting power of the Company. The term "Business Combination" generally includes (i) any merger, consolidation or share exchange of the Company with a Related Person, (ii) any sale or other disposition of all or a Substantial Part (defined in the Articles of Incorporation generally to mean more than 20% of the fair market value of the Company's total consolidated assets as of its most recent fiscal year end) of the assets of the Company, to any Related Person, or of the Related Person to the Company, (iii) the issuance or transfer of any securities of the Company by the Company to a Related Person (other than on a pro rata basis to all shareholders of the Company), (iv) any reclassification of securities, recapitalization or other transaction involving the Company that would increase the voting power of the Related Person, (v) any plan of liquidation or dissolution proposed by or on behalf of a Related Person and (vi) any agreement or arrangement providing for any of the events described above as a Business Combination.

         The special shareholder voting requirement of the fair price provision is not applicable to a Business Combination if either of the following two conditions are satisfied: (i) two-thirds of the Continuing Directors (as defined in the Company's Articles of Incorporation) have approved the Business Combination, or (ii) certain minimum price or consideration and procedural requirements are satisfied.

         The Company's Articles of Incorporation generally define "Continuing Directors" to mean a director who either (i) was a member of the Board of Directors of the Company immediately prior to the time that the Related Person became a Related Person, or (ii) was designated in the appropriate manner as a Continuing Director by two-thirds of the then other Continuing Directors.

         Amendment of the fair price provision of the Company's Articles of Incorporation requires the affirmative vote of the holders of at least 80% of the voting power of the Company, or if such amendment is recommended by two-thirds of the Continuing Directors, by the vote required by the applicable provisions of the General Corporation Law of the State of Ohio and the Company's Articles of Incorporation.

Item 5.  Interests of Named Experts and Counsel.

         The opinion as to the legality of the securities registered hereunder is being given by Diane K. Schumacher, Vice President, Administration and Corporate Secretary of the Company.

Item 6.  Indemnification of Directors and Officers.

         Section 1701.13 of the General Corporation Law of the State of Ohio contains detailed provisions for indemnification of directors and officers of Ohio corporations against expenses, judgments, fines and settlements in connection with litigation. The Company's Articles of Incorporation and its Directors' and Officers' Liability Insurance Policy provide for indemnification and insurance, respectively, of the directors and officers of the Company against certain liabilities.

         In addition, on February 17, 1987 the Board of Directors authorized the Company to enter into indemnification agreements with the directors and certain officers that may be designated from time to time by the Board of Directors. The Board's action was approved by the shareholders at their Annual Meeting on April 28, 1987. The indemnification agreements contain provisions for indemnification against expenses, judgments, fines and settlements in connection with threatened or pending litigation, inquiries or investigations that arise out of the director's or officer's acts or omissions in his or her capacity as a director or officer of the Company.

Item 7.  Exemption from Registration Claimed.

         Not Applicable.

Item 8.  Exhibits.

         The following is a list of Exhibits filed with this Registration
Statement:

         4.1 1986 Stock Option Plan (incorporated herein by reference to Registration Statement No. 2-33-19574 on Form S-8 filed with the Commission on January 11, 1988).

         5.1 Opinion of Diane K. Schumacher as to legality of securities being issued.

         23.1    Consent of Diane K. Schumacher (included in Exhibit 5.1).

         23.2    Consent of Ernst & Young LLP, Independent Auditors.

         24.1 Powers of Attorney from certain members of Cooper Industries, Inc. Board of Directors.

         99.1 Rights Agreement dated as of February 17, 1987 between Cooper Industries, Inc. and First City National Bank of Houston (incorporated herein by reference to Registration Statement on Form 8-A filed with the Commission on February 23, 1987).

         99.2 Amendment No. 1 to Rights Agreement dated as of August 14, 1989 between Cooper Industries, Inc. and First City National Bank of Houston.

         99.3 Amendment No. 2 to Rights Agreement dated as of November 16, 1990 between Cooper Industries, Inc. and First Chicago Trust Company of New York.

Item 9.  Undertakings.

         "The undersigned Registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

         (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to
Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

         (5) To deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

The Registrant

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing of Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on February 23, 1995.

                                        COOPER INDUSTRIES, INC.

                                        By  /s/ DIANE K. SCHUMACHER
                                           ---------------------------------
                                           Diane K. Schumacher
                                           Vice President, Administration
                                            and Corporate Secretary

         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

         Signature                    Title                                 Date
         ---------                    -----                                 ----

 /s/ ROBERT CIZIK                Director, Chairman and Chief       February 23, 1995
- ------------------------------   Executive Officer (Principal
       Robert Cizik              Executive Officer)


 /s/ DEWAIN K. CROSS             Senior Vice President, Finance     February 23, 1995
- ------------------------------   (Principal Financial Officer)
       Dewain K. Cross

 /s/ JOSEPH D. CHAMBERLAIN       Controller, Accounting             February 23, 1995
- ------------------------------   (Principal Accounting Officer)
       Joseph D. Chamberlain

 /s/ H. JOHN RILEY, JR.          Director                           February 23, 1995
- ------------------------------
       H. John Riley, Jr.

 /s/ WARREN L. BATTS*            Director                           February 23, 1995
- ------------------------------
       Warren L. Batts

 /s/ HAROLD S. HOOK*             Director                           February 23, 1995
- ------------------------------
       Harold S. Hook

 /s/ CONSTANTINE S. NICANDROS*   Director                           February 23, 1995
- ------------------------------
       Constantine S. Nicandros

 /s/ FRANK A. OLSON*             Director                           February 23, 1995
- ------------------------------
       Frank A. Olson

 /s/ A. THOMAS YOUNG*            Director                           February 23, 1995
- ------------------------------
       A. Thomas Young

*By     /s/ DIANE K. SCHUMACHER
       -------------------------
            Diane K. Schumacher
            Vice President,
             Administration and
             Corporate Secretary

                                 EXHIBIT INDEX


Exhibit No.               Description
- -----------               -----------

4.1 1986 Stock Option Plan (incorporated herein by reference to Registration Statement No. 2-33-19574 on Form S-8 filed with the Commission on January 11,
                1988).

5.1 Opinion of Diane K. Schumacher as to legality of securities being issued.

23.1            Consent of Diane K. Schumacher (included in
                Exhibit 5.1).

23.2            Consent of Ernst & Young LLP, Independent Auditors.

24.1 Powers of Attorney from certain members of Cooper Industries, Inc. Board of Directors.

99.1 Rights Agreement dated as of February 17, 1987 between Cooper Industries, Inc. and First City National Bank of Houston (incorporated herein by reference to Registration Statement on Form 8-A filed with the Commission on February 23, 1987).

99.2 Amendment No. 1 to Rights Agreement dated as of August 14, 1989 between Cooper Industries, Inc. and First City National Bank of Houston.

99.3 Amendment No. 2 to Rights Agreement dated as of November 16, 1990 between Cooper Industries, Inc. and First Chicago Trust Company of New York.